Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 26, 2020
Relating to Prospectus filed May, 26, 2020
Registration Statement No. 333- 238247

This presentation highlights basic information about InspireMD, Inc. and the offering. InspireMD, Inc. has filed a registration statement on Form S-1 (Registration No. 333-238247) (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in that registration statement (including, among other things, risk factors described therein) and other documents the issuer has filed with the SEC for more complete information about InspireMD, Inc. and this offering. You may get these documents for free (including the preliminary prospectus dated May 26, 2020, and subsequent amendments) by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, InspireMD, Inc. or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, by calling (212) 624-2060 or emailing investmentbanking@alliance.com.

To review a filed copy of our current registration statement, click on the following link:

https://www.sec.gov/Archives/edgar/data/1433607/000149315220009800/forms-1a.htm

Issuer Free Writing Prospectus Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Registration Statement No. 333-238247



Sustained Embolic Protection

InspireMD

http://www.inspiremd.com/en/

Disclaimers

This presentation contains "forward-looking statements." Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) market acceptance of our existing and new products, (ii) negative clinical trial results or lengthy product delays in key markets, (iii) an inability to secure regulatory approvals for the sale of our products, (iv) intense competition in the medical device industry from much larger, multinational companies, (v) product liability claims, (vi) product malfunctions, (vii) our limited manufacturing capabilities and reliance on subcontractors for assistance, (viii) insufficient or inadequate reimbursement by governmental and other third party payors for our products, (ix) our efforts to successfully obtain and maintain intellectual property protection covering our products, which may not be successful, (x) legislative or regulatory reform of the healthcare system in both the U.S. and foreign jurisdictions, (xi) our reliance on single suppliers for certain product components, (xii) the fact that we will need to raise additional capital to meet our business requirements in the future and that such capital raising may be costly, dilutive or difficult to obtain and (xiii) the fact that we conduct business in multiple foreign jurisdictions, exposing us to foreign currency exchange rate fluctuations, logistical and communications challenges, burdens and costs of compliance with foreign laws and political and economic instability in each jurisdiction. More detailed information about the Company and the risk factors that may affect the realization of forward looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Offering Summary

Issuer	InspireMD Inc.
Exchange: Ticker	NYSE American: NSPR
Offering Size	Up to $10 million
Over Allotment	15%
Offering Details	Common Stock and/or Prefunded Warrants
Use of Proceeds	We plan to use the net proceeds of this offering for research and development, sales and marketing, and working capital and other general corporate purposes.
Sole Book Runner	A.G.P. / Alliance Global Partners

About InspireMD

InspireMD is a commercial-stage medical device company focused on stroke prevention in patients with carotid artery disease and treatment of other minimally invasive indications utilizing an integrated embolic protection stent platform.



MicroNet™ is a proprietary platform comprised of thin, 20-micron polyethylene terephthalate mesh that is designed to trap and maintain plaque stability against the arterial wall for protected flow to eliminate events such as heart attack, stroke and death.

- The company develops, manufacturers and commercializes a portfolio of embolic protection systems
- MicroNet™, a key differentiator of InspireMD's commercial products, is revolutionizing the field of vascular stenting
- Today, InspireMD is a global company traded in the NYSE under NSPR

Our Leadership

Marvin L. Slosman **President and CEO**	Mr. Slosman has over 30 years of experience in the medical device industry with focused leadership in commercialization and international market development in both public and privately held companies. He has had senior management roles in a variety of public and privately held companies.	GE, Cordis (a Johnson & Johnson company), INTEGRA
Craig Shore **CFO**	Mr. Shore has over 25 years of experience in financial management in the United States, Europe and Israel. He has served in various senior financial and general management roles at General Electric, Dunn and Bradstreet, Pfizer Pharmaceuticals and Bristol Myers Squibb.	GE, Pfizer, Bristol-Myers Squibb
Paul Stuka **Chairman**	Mr. Stuka was named to the Board of Directors in August of 2011 and serves as Chairman of the Board of Directors. Mr. Stuka is a Managing Member of Osiris Partners and a 30-year investment industry veteran.	Fidelity Investments, Osiris
Michael Berman **Director**	Mr. Berman is a successful entrepreneur within the medical device industry. He joined Scimed in 1986, leading its marketing activities until its merger with Boston Scientific in 1995. From 1995-2000, he served as President of Boston Scientific/Scimed.	Boston Scientific, Velocimed™, LUTONIX
Campbell Rogers, M.D. **Director**	Dr. Rogers currently serves as the CMO of HeartFlow, Inc., a private cardiovascular diagnostics company based in California.	HeartFlow, Harvard Medical School, Cordis
Thomas Kester **Director**	Mr. Kester is CFO of Kester Search Group, Inc., a private executive search firm specializing in sales force placement for medical, dental and diagnostic device companies. He spent 28 years at KPMG LLP.	KPMG, Kester Search Group® Clear objectives. Precise solutions.

InspireMD Pipeline



Proprietary MicroNet™ Technology

Commercial Stage

Stroke Protection: CGuard™ EPS
The CGuard™ Carotid Stent with Embolic Prevention System (EPS) is designed to improve patient safety through sustained embolic protection[1,2] using our MicroNet™ technology.

Myocardium Protection: MGuard™ EPS
The MGuard™ EPS, integrated with MicroNet™, is designed to trap and seal thrombus and ruptured plaque, preventing embolization and optimize flow.

Developing Products

Carotid Treatment:
CGuard™ EPS US
CGuard™ AV Shunt / Trans Cervical CAS

Peripheral Treatment:
PGuard™ EPS US

Neuro Treatment:
NGuard™

References: 1. Musialek P et al. PARADIGM-Extend Prospective Academic Trial: Accumulating long-term evidence for MicroNet-covered stent safety and stroke prevention efficacy. Presentation at ESC Congress 2019, Paris, France, 31 August 2019 to 4 September 2019. 2. Wissgott C et al. J Endovasc Ther 2017;24(1):130–137.

Endovascular Procedures: Landscape and InspireMD Potential



CEREBRAL ANEURYSMS	CORONARY ARTERY DISEASE	THORACIC/ ABDOMINAL AORTIC ANEURYSMS	PERIPHERAL ARTERIAL DISEASE (PAD)	CAROTID ARTERY DISEASE
70% Endo[1]	77% Endo[2]	65% Endo[3]	81% Endo[4]	20% Endo[5]
30% Surgical[1]	23% Surgical[2]	35% Surgical / Other[3]	19% Surgical[4]	80% Surgical[5]
				STILL AWAITING CONVERSION

Already have been converted to endovascular procedures

CAD market potential open to endo conversion WW:

614K

procedures in 2018 (estimated) [5]

[1] *Bekelis K, Gottlieb DJ, Su Y, et al. Comparison of clipping and coiling in elderly patients with unruptured cerebral aneurysms. J Neurosurg. 2017;126(3):811–818*

[2] *Culler SD, Kugelmass AD, Brown PP, , et al. Trends in Coronary Revascularization Procedures Among Medicare Beneficiaries Between 2008 and 2012. Circulation. 2015;131(4):362-70*

[3] *Beck AW, Sedrakyan A, Mao J, et al. Variations in Abdominal Aortic Aneurysm Care: A Report From the International Consortium of Vascular Registries. Circulation. 2016;134(24):1948-1958*

[4] *Guez, D., Hansberry, D. R., Gonsalves, C. F., Eschelman, D. J., Parker, L., Rao, V. M., & Levin, D. C. Recent Trends in Endovascular and Surgical Treatment of Peripheral Arterial Disease in the Medicare Population. AJR Am J Roentgenol. 2020 May;214(5):962-966.*

[5] *2017 Health Research International Market Report*

Stroke is the Second Biggest Cause of Death Globally

An estimated 15 million people suffer from stroke annually[1]

- 6.2 million deaths[2]
- 5 million people left permanently disabled[1]
- $34 billion associated with stroke management in the US alone[3]
- ~85% of all strokes are ischemic strokes, which result from a lack of blood flow to the brain[4]
- Carotid artery disease (CAD) is a major risk factor for stroke
- ~20% of all ischemic strokes are estimated to be caused by CAD (2.2-2.4 million)[5]



Top Two Causes of Death Globally (2016)6
10
9
8
7
6
5
4
3
2
1
0
Ischaemic Heart Disease
Stroke

[1] http://www.emro.who.int/health-topics/stroke-cerebrovascular-accident/index.html
[2] https://professional.heart.org/idc/groups/ahamah-public/@wcm/@sop/@smd/documents/downloadable/ucm_505473.pdf
[3] Center For Disease Control and Prevention – Stroke Facts – 2017
[4] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4562827/ [5] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5861011/
[6] https://www.who.int/news-room/fact-sheets/detail/the-top-10-causes-of-death

THE PROBLEM: Risks with Existing Approaches to CAD

Surgery (CEA) and conventional Carotid Artery Stenting (CAS) both come with risks

Carotid Endarterectomy (CEA)
Surgical Approach

Risk of complications:

- **Myocardial infarction risk[1] (heart attack)**
- **Cranial nerve injury risk[2] (vertigo, hearing loss, paralysis, etc)**
- **Esthetic concern**



Carotid Artery Stenting (CAS)
Conventional Approach (Bare Stent)

Risk of complications:

- **Procedural and post-procedural increase minor stroke risk[1]**


Bare stent deployment



Based on the **CREST** clinical trial data[1], in which only **conventional carotid stents** were used vs.**surgery**

[1]CREST Trial: N Engl J Med 2010;363:11-23
[2] Circulation. 2012;125:2256-2264

THE PROBLEM: Risk of Embolism Following Conventional CAS

MRI reveals post-procedural cerebral embolization

Pre-Procedure	Post-Procedure with Conventional Stent

Pre-Procedure



A
R
L

90% occlusion of the carotid artery

MRI of a pre-existing white matter infarction (obstruction)

Post-Procedure
with Conventional Stent



B
R
L

Successful opening of the carotid artery

MRI reveals new multiple micro-infarcts (obstructions) due to liberation of embolic particles

Cano et al. Rev Bras Cardiol Invasiva 2013; 21(2): 159-64.

OUR SOLUTION: Proprietary MicroNet™ Technology

New mesh covered stent that offers superior plaque coverage when compared to conventional stent approaches



Conventional Stent:

Bare or dual layer approach, with plaque protrusion risk


Protruding plaque/thrombus between struts

Image: Prof. Valdés Chávarri

Vs.



New Covered Stent:

Stents are covered in Micronet™


MicroNet™ sealing plaque/ thrombus against vessel wall

Image: Prof. Valdés Chávarri

MicroNet™: an Embolic Prevention System (EPS) for Ultimate Thrombus Protection

- **Ultrathin flexible mesh** sleeve, designed to expand seamlessly during stent deployment
- Net **captures and locks** thrombus and plaque materials against the arterial wall
- Prevents thrombus or plaque fragments dispersing, **avoids debris** entering the bloodstream
- Acts as a mechanical barrier to prevent **plaque protrusion**

Carotid Solution: Our Well Studied Mesh-Covered Technology

More than 1,500 patients in Clinical Publications and Studies



CLINICAL RESEARCH
SHORT REPORT
euro PCR 2016 LATE BREAKING TRIALS
ORIGINAL STUDIES
Adam Mazurek MD
Jacek Jakala MD, PhD
Anna Borratynska MD, PhD
Krzysztof P. Malinowski M
Piotr Podolec MD, PhD
JOURNAL OF ENDOVASCULAR THERAPY
Clinical Investigation
Initial Clinical Results and In Vitro Testing of the New CGuard MicroNet-Covered “One-Size-Fits-All” Carotid Stent
Christian Wissgott, MD, Christoph Brandt-Wunderlich, PhD, Christoph Kopetsch, MD, Wolfram Schmidt, PhD, and Reimer Andresen, MD

Timeline Growth: From Alternative Stent to New Gold Standard

YEAR	STUDY	PUBLICATION HIGHLIGHTS	CGUARD™'S STANDING (known & anticipated)
2015	CARENET 30D	Safety, feasibility & neuroprotection; Neuroprotection over other stents data	☑ CGuard™ evaluated as new approach to CAS
2016	PARDIGM 101 30D	All commers population; Excellent clinical results	
2017	CASANA	Large surgical center; Excellent clinical results	
2017	WISSGOTT	Clinical & mechanical assessment; Mechanical advantages vs competitive stents	☑ CGuard™ demonstrates best performance in field
2017	IRON-GUARD 1	Real world multicentric 30d results; Excellent clinical results in multicentric	
2018	WISGOTT 10MM	"One size fit all"; Safety & feasibility of a size fit all approach	
2019	IRON-GUARD 1	Real world multicentric 1y results; Excellent long-term results in multicentric	
2020	IRON-GUARD 2 *	Large real world multicentric	☐ CGuard™ demonstrates superiority to other stents
2020	SIBERIA *	Randomized Trial; CGuard neuroprotection vs conventional stents	
2021	POLISH VASCULAR REGISTRY *	Large real world multicentric	
2022	OCTOPVS *	OCT comparison CGuard™ vs CEA; to demonstrate CGuard™ superior procedural results than CEA	
2022	PARADIGM EXTEND *	Large long-term study for all commers; CGuard™ study of long-term results	☐ CGuard™ demonstrates superiority to surgery
2022	OPTIMA *	IVUS assessment after CGuard™; intended to demonstrate plaque exclusion	
2023	FLOW-GUARD *	Use of CGuard™ as flow diverter in very high-risk patients beyond carotids; Potential new CGuard™ indications	

* Expected

CGuard™ EPS Yields Superior Clinical Outcomes

When compared with Conventional Stents and Surgery (CEA), CGuard™ trends Superior



30 Day DSM
(Death, Stroke, Myocardial Infarction)
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1.86% (1-7)
5.20% (8)
4.50% (8)
CGuard™
Conventional Stents
Surgery (CEA)

- CGuard™ has a superior profile versus historical data on both conventional carotid stents and surgery
- CGuard™ is a next-generation stent supported by a strong and growing body of clinical data
- 7 completed clinical trials and 4 ongoing trials
- NO MAJOR STROKE with CGuard™ (Minor stroke in 17/1,507 pts in 7 studies (1.13%)

1. IRONGUARD I EuroIntervention 2018 Nov 20. 14:1150-1152.
2. IRONGUARD II, LINC 2020
3. CASANA Eur J Vasc Endovasc Surg 2017 Dec. 54:681-687.
4. WISSGOTT I J Endovasc Ther 2019 08. 26:578-582.
5. WISSGOTT II J Endovasc Ther 2017 02. 24:130-137.
6. PARADIGM Extend, EuroIntervention 2016 Aug 05. 12:e658-70. Updated LINC 2020
7. CARENET JACC Cardiovasc Interv 2015 Aug 17. 8:1229-1234.
8. CREST N Engl J of Med 2010 July 1. 11-23

A Billion Dollar Market Opportunity

Our MicroNet™-covered stents like CGuard™ could become the new gold standard

WW carotid procedures today are primarily surgical:


Stents (CAS):
20%
of Market
Surgery
(CEA): 80%
of Market

Carotid procedures tomorrow could be mostly minimally invasive with CGuard™


Stents (CAS):
100%
of Market

- 2.2M diagnosed with carotid artery disease (CAD)
- 2017: ~600,000 patients with high grade carotid stenosis (HGCS) required interventions for CAD
- At present, ~80% are surgically treated CEA
- At a price of $1,650 per stent, the addressable market is estimated to be more than $1 billion

2017 Health Research International Market Report

CAS = Carotid Artery Stenting

CEA = Carotid Endarterectomy

Commercial Footprint (Dark Blue)



- Active Selling in 39 Countries
- Over 90% of sales are through channel partners / distributors
- Short Term Expansion Brazil and France
- New countries development include Japan, S Korea and China
- IDE Approval progressing with FDA; targeting initiation of US trial in 2021 (subject to FDA approval)

Our Lead Product, CGuard™ - Advancing Rapidly

31%

growth of CGuard™ portfolio in Q4 2019

18,000

Total protected stents sold to date with excellent clinical results

CGuard™ has potential to become the new standard-of-care for carotid indications

*Achieved clinical milestones; neuroprotective vs other carotid artery stenting (SERBIA)

Pre- and Post-Procedure with CGuard™



Positioned for Growth



SHARE GROWTH IN EXISITING CAS MARKET
MARKET CONVERSION (CEA TO CAS)
INDICATION EXPANSION
PRODUCT EXPANSION
GLOBAL EXPANSION
MARKET EXPANSION
Leverage and Lead in existing CAS market
Penetrate existing low to mid surgical risk procedures
Leverage CGuard in standard surgical risk, and broader indications
AV SHUNT (Reverse Flow)
UNIVERSAL FIT
US AND ASIA markets
Penetration Existing Endo Mkt with MicroNet™ Coverage

Our Advancement Roadmap / Milestones

Key Value Drivers and Strategic Pathways

2019

2020

2021

2022 and Beyond

Advancing Clinical Data / Output

Driving Commercial Focus

Expand Broad Global Embolic Protection Indications

- Launch CGuard™ in U.S. & China
- Advance AV Shunt (Reverse Flow)
- Expanded indications for MicroNet™

Demonstrate Commercially Driven Market Awareness, Capability, Results & Growth

- Demonstrate Superiority of CGuard™ in CAS
- Grow above market in those served
- Launch CGuard™ in Brazil
- Complete CGuard™ IDE Approval for U.S.
- Initiate CGuard™ registration in China with Partner
- Advance distribution options in Japan

Transform Carotid Artery Disease Care Globally

- Drive share leadership for Protected CAS in EU
- Growth in South American Markets
- Significant Podium Presence
- Plan to Enroll CGuard™ U.S. IDE
- Plan to Enroll CGuard™ China Clinical Trial

Our Robust Intellectual Property Portfolio

Proprietary platform technology supported by IP

Patent Rights	Issued	Allowed	Pending
USA	14	0	3
Rest of World	33	4	14

- InspireMD will continue to strengthen and broaden its patent protection globally to enable future pipeline products

Our Business and Market Development

Strategic Targets for Merger or Acquisition



Synergy
Size
Edwards
CardinalHealth
Boston Scientific
Abbott
Medtronic
TERUMO
BIOSENSORS INTERNATIONAL
COOK MEDICAL
Teleflex
BARD
MERIT MEDICAL
Meril
More to Life
MicroPort
CSI
CARDIOVASCULAR SYSTEMS, INC.
SILKROAD
INARI
GORE
balt
VENUSMEDTECH
BIOTRONIK
SMT
Concept Medical

Silk Road- Comparison

- Ticker SILK
- $120 Million IPO ($20 per share) – April 2019
- Valuation at time of IPO – $600 Million
- Current Stock Price - $37. 46
- Market Value today - $1.3 Billion
- Revenue in 2019 - $63.4 Million (United States Only)

Silk Road Stock Performance since IPO


yahoo!finance
45.000
40.000
37.460
35.000
30.000
25.000
Mar
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2020
Feb
Mar
Apr
May

Capitalization Table

Capitalization Table (May 13, 2020)	# of Shares	WAEP - $	Face Value $	Exercise Value $	% of Fully Diluted
Common Shares Outstanding	4,338,910				46.60%
Series B Preferred	555,138		$570,999		5.96%
Series C Preferred	94,428		$167,971		1.01%
Warrants ($1.80-$2.25)	3,166,665	$1.83		$5,787,497	34.01%
Warrants ($6.25-$188)	846,283	$15.44		N/A	9.09%
Warrants ($200 and above)	3,649	$5,587.23		N/A	0.04%
RSU's	182,381				1.96%
Options	60,929	$1.10		$67,022	0.65%
Unit Purchase Option	63,402	$1.29		$81,510	0.68%
Fully Diltued Shares Outstanding	**9,311,785**				**100%**

Company Highlights

CGuard™ EPS	**Enabling a paradigm shift** (CAS) in the treatment of carotid artery disease and stroke prevention **Breakthrough platform**: Highly differentiated, with strong support from leading clinicians **MicroNet™ technology** that is elegantly simple, propriety and easily leveraged to other medical devices
Benefits Demonstrated in Multiple Trials	**Clinical evidence / data driven**: 7 clinical trials completed with >1,500 patient procedures and 4 ongoing clinical trials **Differentiation** versus conventional carotid stents and surgery with both short- and long-term results **Outcomes based**: No device related major adverse events. No major strokes or deaths related to device. **Sustainable results**: Long term benefit reported in all-comer population
Commercial Growth	**Expanding existing footprint**: Deeper penetration within key markets (18,000 devices sold to date) **Results**: 2019 CGuard™ EPS sales increased 31% Q4/Q4 **Commercial model development**: Evaluating opportunities to go direct in key markets
$1B Global Market Opportunity	**Expansion into OUS markets**: Near term: Brazil; strategic partners discussions in Japan and China **United States**: • IDE FDA submission for CGuard™ EPS July 2019 • Critical step in commencing human trial in the USA
Capital Structure	**Recapitalized** the company to clean up the capital structure and prepare for growth **Capital use** focused on commercial execution and pipeline
Pipeline and Strategic Opportunities	**Leverage** MicroNet™ into other pipeline opportunities in other neurovascular and peripheral techniques and treatments **Proactively** seek synergistic product opportunities **Add** BD resources to effectively assess inbound queries and implement a more focused and proactive BD strategy.


Thank you
InspireMD
http://www.inspiremd.com/en/